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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: May 17, 2005 President & CEO

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA RSM TO COMMENCE TEST MINING, DECLINE DEVELOPMENT AND STARTUP OF THE ONSITE GOLD RECOVERY PLANT

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, MAY 17, 2005, ROYAL STANDARD MINERALS INC. (“RSM”) On the Company’s Goldwedge project located in Nye County, Nevada, RSM is in the process of completing the surface facilities to include the silt pond and fresh water pond liners, the completion of the gold recovery plant, the crushing plant and the construction of the gold recovery plant containment building. All work is expected to be completed within the next 30 days.

RSM expects the underground effort, to include the test mining program of one of the gold mineralized structural zones to commence during the first week of June, 2005. Concurrently with the test mining program the Company will extend the main, haulage, decline an additional 400 feet in depth and complete second crosscut through the gold mineralized zones confirmed by surface drilling. Mine feed to the gold recovery (gravity) plant is expected to commence shortly after the startup of the test mining/bulk sampling effort.

RSM is an exploration and development company with advanced gold-silver projects in Nevada.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com